

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

August 24, 2017

Scott Kingsley
Treasurer and Chief Financial Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

> **Re: Community Bank System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-13695**

Dear Mr. Kingsley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services